LOOKYLOO

Helping people discover and evaluate new cities and neighborhoods to call home



lookyloomove.com San Francisco CA

Highlights

1. $ 222.3bn dollar market for people exploring & planning a move* - IBIS Report
2. Delivering a new platform serving the next great era of migration.
3. 8 million new people a year in U.S. plan to move since untethering from the office.
4. Searches exploring moves to new cities/neighborhoods exploded from 60 to 100 million since 2020.
5. Founders with 6 exits & experience scaling companies to $100M+ ARR.
6. Team with over 100 years experience building business/brands in real estate, B2C brands.

Our Team



Edmond Dilworth CEO

3x founder with 2 exits. Social Context Labs CEO - led communication/brand development efforts for companies including: Chevy, MINI Cooper, Enphase & Electronic Arts, among others. Experience building companies from 0-100+ employees.

> We have a history helping build and grow platforms for people working through complicated journeys: childbirth, college selection. It seemed obvious that there was a similar journey in considering moving but no tool or platform designed to help people through the full journey.



Mike Fung Chief Creative Officer

Chief Creative Officer Social Context Labs and former Global Head of Creative - Roche Worldwide, Executive Creative Director - Havas. Award-winning creative and brand for Roche, Enphase, Sony PlayStation, Method Home Products, and GAP, among others.



Michele Hobbs Chief Marketing Officer

Building valuable customer experiences for Fortune-500 brands (Cisco, eBay, Lowe's, Merck, Microsoft) and startups - from software to spirits. 20+ yrs proven success in managing teams of 50+, $1M+ budgets, and driving traffic, leads & profitable ROI.



Robert Dimicco SVP, Engineering & Product

Developed LookyLOO platform with Social Context Labs team. Former VP, Innovation Labs, Lowe's. SVP Engineering and Product, Riskalyze, Co-Founder and CEO, Reveal.ai.



Amy Manning VP, Operations

Executive in HR & Operations at GE Capital and Cisco. Includes leadership in Operations, Finance, Legal, and Corporate Strategy. Includes managing explosive growth in Cisco via organic and acquisition integration.



Drew McAuliffe Senior Software Engineer

Systems architect with 20 yrs experience. Developed LookyLOO application as part of Social Context Labs platform build. Worked in application development for Academy Awards, Disney, Warner Brothers, among others.



Noah Larsen Front-End Engineer and Product Designer

Designed and built LookyLOO application as part of Social Context Labs platform development. Sr. Product Designer at Photobucket and Indigogo with deep experience in design/dev in

launch/validation stages of companies.



Jennifer Studnicki Marketing Director

Communication planning leader at Social Context Labs and Lyfe Marketing for brands including: Enphase Energy, Greenwich Biosciences, Arcellx among others. Expert in digital, social, content & SEO/SEM for brand/traffic and performance marketing campaigns.



Gina Kida Brand Strategy

Why lookyLOO?

We are living through the most dramatic shift in the places Americans choose to live since the creation of suburbs.

A burst of mobility has ushered in a major geographic reshuffling. With remote work flexibility, young people and families are moving outward from expensive, high-density metro areas, empty-nesters and retirees are gravitating toward active town centers and people of all stripes are newly assessing their options.

If you're looking to move, LookyLOO helps you evaluate different cities and neighborhoods that meet your criteria. This includes comparing broad factors like lifestyle, economy and the reviews of locals about living there. It also includes evaluating specifics like housing prices, transportation options, the quality of bars and restaurants, safety, schools, and many other factors.

With up-to-date and relevant information feeds from multiple perspectives, LookyLOO is command-central for finding the next great city and neighborhood to call home.


WE ARE NOW UNTETHERED FROM
CITIES AND NEIGHBORHOODS
#urbanshuffle

Decision-making about where to live has been reinvented by remote-friendly work, extended lifespans and healthy lifestyle trends.

Millions are able to easily live on the other side of the country from their 'office.' Millions more choose lower cost housing that is mega-commuting distance away because they need only make the trip occasionally. Empty-nesters and retirees, who are living significantly longer and healthier lives are less 'retiring and relaxing' and more starting a new chapter; happy, engaged, productive and contributory, they're migrating to cities and neighborhoods that perfectly match the lifestyle they crave.


DECISION MAKING ABOUT WHERE
TO LIVE HAS BEEN REWIRED

The ability to work from home + extended longevity and healthier lifestyles of empty nesters and retirees means the U.S. population is living in a New Era. One which already has, and will continue to move every generation. America's Untethered Era is here.




WE ARE LIVING IN A NEW ERA
1930's
Agricultural Era
1950's
Industrial Era
1970's
Post Industrial Society
REMOTE WORK
+
Expanded Lifespan
POST PANDEMIC
Untethered Era

Research from Zillow shows 8 million+ additional adults per year expressing the intent to move as a result of being untethered from work-from-office demands.


IN THE LAST THREE YEARS, ~8 MILLION ADULTS / YEAR EXPRESS INTENT TO MOVE AS A RESULT OF BEING UNTETHERED FROM WORK-FROM-OFFICE REQUIREMENTS
IN REVERSAL OF HISTORICAL TRENDS MORE PEOPLE MOVING TO SMALLER CITIES FROM LARGE
Moves within metros and across country to smaller cities that have the walkable density of bigger cities mixed with the quality education and outdoor experiences of smaller cities.


THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING CLASSIC SUBURBS TO MOVE TO URBANIZED SUBURBS, BIG CITIES AND COLLEGE TOWNS.
CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE

These dramatic societal changes manifest in an explosion in search and digital traffic exploration of new cities and neighborhoods among all age and life-stage populations in the U.S.


SEARCH VOLUME EXPLORING MOVES TO NEW CITIES AND NEIGHBORHOODS EXPLODES FROM AN ANNUAL AVERAGE 60 MILLION SEARCHES PER YEAR TO AN AVERAGE 100 MILLION

New decision-making process about where we're going to live.

The common thread across all these populations is that external forces, like employer locations or easy access to goods, are giving way to individual lifestyle preferences as the main drivers of decisions about where to live. Many people work from home and Amazon delivers anywhere. People can live where they like now. And so, they are moving.


WHAT IS THE COMMON THREAD?
CONSUMERS CAN NOW MAKE DECISIONS ABOUT WHERE TO LIVE BASED ON PERSONAL LIFESTYLE AND ECONOMIC DECISIONS NOT EXTERNAL FORCES LIKE EMPLOYERS.


THE UNTETHERED CLASS
IS HERE

Untethered.

This revolution means that consumers need help in discovering all the different cities, towns and neighborhoods that meet their personal lifestyle and economic criteria. A platform that guides them in the process of discovery and helps them to plan and manage the complicated journey of the move.


CONSUMERS NEED A SERVICE THAT SUPPORTS THEIR INTEREST AND ABILITY TO MOVE TO CITIES AND NEIGHBORHOODS THAT ARE LIFE-CENTRIC
Lifestyle Amenities
Housing Friendly
Budget Friendly
Lower Density
Charming

The market size of U.S. citizens that move each year is massive.

- 52 million U.S. adults move every five years
- 30 million U.S. citizens move each year
- 10m+ move more than 500 miles
- 8m more people each year plan to move due to WFH policies


Market Size
52M+
U.S. ADULTS MOVE EACH FIVE YEARS
Total Available Market
30M+
U.S. POPULATION MOVE EACH YEAR
Serviceable Available Market
8M+*
ADDITIONAL U.S. ADULTS PLANNING TO MOVE DUE TO WORK FROM HOME
Growth Opportunity
* Zillow 2020 Market Report
CONFIDENTIAL: NOT FOR PUBLIC USE | PATENT PENDING | 1

LookyLOO will generate revenue several ways.

1. Advertising that includes both general run of site and listings for homes in the city and neighborhood pages.
2. Subscriptions from customers for advanced MoveBook services.
3. Realtor sponsorships of cities and neighborhoods.
4. Lead Generation through accounts and professional service offerings that will be available in the MoveBook section of the platform.


Business Model
Advertising / Subscriptions / Realtor Sponsors
(throughout site + MoveBook upgrades)
Lead Generation
(saved accounts + professional services)
Your Favorites
Revenue Projections
Year 1 → $250K
Year 2 → $1M
Year 3 → $5M

Forward-looking projections cannot be guaranteed.

The LookyLOO Advantage.

Unlike other major life-change project categories (like college selection or purchasing a home) LookyLOO is unique in that there is no other market solution to help people from start to finish of the daunting relocation process.

From discovering and identifying a list of contender places, all the way through the actual move, LookyLOO provides all the relevant data, peer reviews, vendor information and details needed to support the user's journey through this process. There's nothing else like it.

At present, the competition is focused on providing data on homes. Zillow, Redfin, Trulia etc., all target the 'last mile' of home-ownership and neglects the arduous process of managing all the elements that go into making choices about *where* to move.

Filling the whitespace.

The opportunity in the market lies in supporting the user earlier in the process, when they need help to familiarize themselves with the landscape of choices, and figure out which towns and neighborhoods will best suit them.

LookyLOO is the fun and helpful tool for the untethered to get from wherever they are to wherever they want to be.


Competition
Narrative
Listings
Reviews
Data
Quora
reddit
Zillow
REDFIN
trulia
NICHE
13

LookyLOO addresses the needs of the U.S. consumer by supporting them through their journey.

- Filtered searches based on personal preferences creates shortlists of the right cities.
- Scoring, narratives and local reviews help narrow or clarify the best cities to consider.
- An intelligence account system helps you manage the process of evaluating the best cities and neighborhoods from the start of your exploration through the actual move.


Product
SEARCH
SCORE
EXPLORE
MANAGE
Your Look List
Your Favorites

The LookyLOO scoring system works by combining the left-brained criteria of economic opportunity of a city, with the right-brained outdoor and cultural/entertainment lifestyle opportunities, and most importantly, by scoring the sentiment of those who live and post reviews about that city on platforms across the social and digital web.


Look Score
100
LOOK SCORE
80 Economy
55 Lifestyle
73 Sentiment
Economy Score
City Data and U.S. Census Bureau for ranking the economic performance and economic opportunity of the city for residents
Lifestyle Score
Sentiment Score
Social Context Labs analysis of social reviews of residents across social forums and channels.
NOTE: Sentiment Score is "double-weighted" in the Look Score average. With an increasing WFH workforce and a great variety of lifestyle preferences, it is critical to evaluate satisfaction of residents independent of purely objective criteria.

LookyLOO combines data to show you places that are relevant (like Zillow)

LookyLOO combines data to show you places that are relevant (like Zillow), consumer feedback and sentiment to help you get a truly authentic sense of place (like Trip Advisor) and an active, working environment that supports you throughout the lengthy and messy process (like Houzz.)


Competitive Advantages
1.
1st to Market
Existing services fall into two categories:
"Last Mile" systems that primarily support you when you know where you are planning to move (Zillow, Apartments.com, Redfin, niche.com etc.)
Shallow/fixed content describing "10 great cities for retirement" that don't provide an honest voice or provide flexibility in context for your situation.
2.
Ease of Use & Filter Options
Easy and varied filtering options to get to the right short-list of places to live.
Easily create a Look List to build your next nest using filters to start narrowing down your search.
3.
Voice & Depth of Context
Data from 10+ sources for city characteristics Deep narrative with truly honest pros and cons about living in that city/neighborhood.
Proprietary sentiment analysis and reviews of people who live in city.
4.
Tools & Social Integration
A personalized move-process tool called MoveBook (think House Ideabook) that supports you during the search process.
Integrated "Buzz" from Reddit, Quora, YouTube, and across social to see what's it like to live in a city/neighborhood.


Team lookyLOO
Edmond Dilworth
CEO
Mike Fung
Chief Creative Officer
Michele Hobbs
Chief Marketing Officer
Robert Dimicco
SVP, Engineering & Product
Amy Manning
VP, Operations
Drew McAuliffe
Senior Software Engineer
Noah Larsen
Front-End Engineer & Product Designer
Jennifer Studnicki
Marketing Director
Gina Kinda
Brand Strategy
Our world class team has grown Fortune 500 brands & scaled companies to $100M+ ARR

What will I get from Crowdfunding?

Your investment will convert into equity in a future round of funding (usually led by an institutional investor) or when there is an exit (IPO, SPAC or acquisition).

Exit Strategy:

We firmly believe in delivering a return to each and every investor. As such, our team's goal is to bring LookyLOO to the public markets. We know nothing is certain, and other paths like acquisitions are certainly possible — but we will work tirelessly .

This is our commitment to you.

*Forward-looking projections cannot be guaranteed.

Use of Proceeds:

To ensure we continue to establish LookLOO as command-central for people looking to move, we'll use the capital raised to continue building and scaling our technology, our marketing and our team. By supercharging our development and marketing engine, LookyLOO will further expand and develop key product features that lead to new revenue.

Why is LookyLOO raising funds through a Community Round?

LookyLOO has a large community of Realtors and partners that would like to participate in the raise at lower entry points than is practical to manage in the cap table. A community raise solves this issue, and gives our partners a stake in the company.

Community is important to LookyLOO, as we consider a wide range of partners critical for participation in the growth of the platform. Offering these partners an opportunity to invest solidifies the relationship and ultimately results in the best product.

Slide: VC Investor Statement

Appendix


THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING SUBURBS TO MOVE TO SUBURBANIZED CITIES, BIG CITIES AND COLLEGE TOWNS.
CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE.
SAVANNAH, EUGENE, CARY, CHARLOTTE,
AND MORE.
A BYPRODUCT OF LONGER, HEALTHIER LIFESPANS. IN 2011, THE 65-74 AGE GROUP WAS ABOUT 10 TIMES LARGER THAN IN 1900
BUT THE 85+ GROUP WAS 40 TIMES LARGER


TOP 10
Cities Where Retirees Are Moving
City
Net Migration
MESA, AZ
SCOTTSDALE, AZ
HENDERSON, NV
SAVANNAH, GA
PARADISE, NV
CHARLOTTE, NC
FORT MYERS, FL
CARY, NC
EUGENE, OR
TUCSON, AZ

Retirees are living longer and are on the move in search of just the right day-to-day lifestyle.


"SUBURBANIZATION" IS THE INCREASED INFLOW OF PEOPLE TO SUBURBAN COUNTIES

There is a dramatically increased inflow of people to lower cost, lower density counties.


In the small county around Hudson, 197 people moved in for every 100 moving out. It was the largest increase in our analysis.
In Stockton, for every 100 people moving out, 112 were coming in.
In the New York metro area, 100 people left the city for every 84 people who moved in.

The towns and neighborhoods in these counties are reshaping themselves to attract these new types of residents. And, the newly untethered want to know about them; who's moving there, what amenities they offer and what it's like to live in them.


SUBURBAN COUNTIES ARE CHANGING TO ATTRACT FORMER CITY DWELLERS
Meet the 15-Minute City's Cousin: The 20-Minute Suburb
The new concept swaps suburban sprawl for zoning reform, housing affordability, and sustainable transportation.
Not the City
Not Quite Suburban
Lower Density City Lite

Downloads

LookyLOO Pitch Deck Final.pdf